

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 19, 2009

Jonathan Patton
President and Director
Option Placement, Inc.
2629 River Drive
Columbia, SC 29201

> **Re: Option Placement, Inc.**
> **Registration Statement on Form 10**
> **Filed April 24, 2009**
> **File No. 000-53638**

Dear Mr. Patton:

> We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

> Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 1

Selection criteria of a Target Business, page 2

1.   Regarding your disclosure on page 3 to engage unaffiliated third parties to perform due diligence, please clarify how you intend to compensate the third party given your limited resources. In addition, indicate whether the party

performing due diligence may also act as a finder and disclose any potential conflicts.

Item 1A. Risk Factors, page 7

2.   Please include a risk factor to highlight your "going concern" qualification in your auditor's report. Include an explanation for the reasons for and effects of the language. For example, does the existence of the language affect your cost of capital?

3.   Please add a risk factor to disclose the state law restrictions on the purchases and sales of your shares that you refer to on page 17 of your registration statement.

Our sole officer and director…, page 12

4.   Please clarify whether your officer and director has the present intention to become affiliated with other shell companies.

Limitations on liability…, page 12

5.   Please disclose the exceptions to eliminating personal liability you refer to in the first sentence.

Item 9. Market Price of and Dividends…, page 16

6.   Your disclosure here and in the third paragraph on page 19 regarding the number of shareholders is inconsistent with your table on page 15. Please reconcile.

Financial Statements

7.   Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. All amendments should contain a currently dated accountant's consent

Report of Independent Registered Public Accounting Firm, page F-1

8.   We note that your auditors indicate they "audited the accompanying balance sheets of Option Placement, Inc. (A Development Stage Company) as of December 31, 2008, and the related statements of income, stockholders' deficit and loss, and cash flows for each of the years in the period from inception (March 5, 2008) through December 31, 2008" in the scope paragraph of their report and also note the referenced scope of their audit appears consistent with the financial statements included in the filing. However, we see that in so far as it relates to your auditors opinion paragraph, they refer to "the financial position of Option

Placement as of December 31, 2008 and **2007** and the results of operations and its cash flows for each of the years in the **two**-year period ended December 31, 2008". Please ask your auditors to tell us why they believe the opinion paragraph of their report is appropriate and to provide a revised audit report as necessary based on our concerns.

Statement of Operations, page F-3

9.   Please tell us why the columns herein (and on page F-5) are labeled "For the Year Ending December 31, 2008" when it appears the period presented is actually the period from inception (March 5, 2008) through December 31, 2008 which is less than one year.

Statement of Stockholders' Deficit, page F-4

10.   Please tell us more about the $3,400 "distribution" disclosed herein. Specifically tell us why it resulted in an increase in your accumulated deficit during the period. We noted disclosures elsewhere in the filing that you have never paid dividends on your common stock.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 882-3286 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): William Ruffa, Esq.